NEWS RELEASE

TSX: CLG; AMEX: CLG

Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C. Canada V7X 1M4

Tel: 604.608.2557   Fax: 604.608.2559   www.cumberlandresources.com

News Release 07-07

March 29, 2007

Cumberland Reports 2006 Financial Results and Summary of Activities

CUMBERLAND RESOURCES LTD. (TSX: CLG; AMEX: CLG) is pleased to report audited financial results for the year ended December 31, 2006, and a summary of recent activities.

HIGHLIGHTS OF 2006 AND SUBSEQUENT EVENTS

  Received positive development recommendation from Nunavut Impact Review Board
  Meadowbank production decision announced by Cumberland Board of Directors
  Received Federal approval and Project Certificate
  Secured at least $254 million for gold loan facility
  Closed $100 million equity financing
  Completed $23 million sale of Meliadine gold projects
  Commenced road construction to Meadowbank (January 2007)
  Increased resources at Cannu zone and Meadowbank (January 2007)
  Signed Development Partnership Agreement with Government of Nunavut (February 2007)
  Announced Cumberland to be acquired by Agnico-Eagle Mines Limited (February 2007)
  Ended 2006 with $124.4 million in cash and cash equivalents

Meadowbank Gold Project, Nunavut

Cumberland has a 100% interest in the Meadowbank gold project located 70 kilometres north of the hamlet of Baker Lake, Nunavut.  Meadowbank is host to Canada’s largest pure gold open pit gold reserves of approximately 2.9 million ounces1 contained within a gold mineral resource of approximately 4.0 million ounces2.  The Meadowbank project, designed to produce an average of 330,000 ounces of gold per year over an eight year mine life based on a bankable feasibility study and subsequent bank due diligence3 completed in December 2005, will become one of Canada’s highest output gold producers.

Cumberland received a Project Certificate for development of Meadowbank in January 2007 and commenced road construction from Baker Lake to Meadowbank.  Subject to the timely receipt of all ancillary permits and requisite financing, production is expected to commence in 2009.  In February 2007, the Board of Directors of Cumberland announced its support of the acquisition of the Company by Agnico-Eagle Mines Limited.

SUMMARY OF ACTIVITIES

Acquisition by Agnico-Eagle Mines Limited

On February 14, 2007, the Company announced that it has signed an agreement with Agnico-Eagle Mines Limited (NYSE: AEM; TSX: AEM) (“Agnico-Eagle”) under which Agnico-Eagle has agreed to make an all share exchange offer for all of the outstanding and fully diluted common shares of Cumberland.

Terms and Expectations

  Exchange Ratio of 0.185 of an Agnico-Eagle share for each Cumberland share
  Represents a 28.8% premium to Cumberland’s closing share price on February 13, 2007, or a 23.7% premium to the TSX volume weighted average prices based on the trailing 20 trading days from that date
  Values Cumberland at approximately Cdn$710 million based on approximately 80 million fully diluted common shares outstanding, at February 13, 2007
  Cumberland shareholders (excluding Agnico-Eagle) will own an approximate 10% proforma interest in Agnico-Eagle
  Transaction approved by the Boards of Agnico-Eagle and Cumberland
  Directors and Officers of Cumberland, representing approximately 10.5% of the fully diluted common shares outstanding, have agreed to tender their shares in an agreement with Agnico-Eagle

The formal offer and take-over documentation was mailed to the shareholders of Cumberland in mid-March and the offer will be open for acceptance for a minimum of 35 days following the date of the mailing.  The offer is subject to certain conditions including: absence of material adverse changes; acceptance of the offer by Cumberland’s shareholders owning not less than two-thirds of the Cumberland common shares on a fully diluted basis; and receipt of all requisite regulatory approvals.  Once the two-thirds acceptance level is met, Agnico-Eagle intends to take steps to acquire all outstanding Cumberland common shares.

Development Permitting and Production Decision

A production decision was made by the Board of Directors of Cumberland in September 2006 following a positive development recommendation by the Nunavut Impact Review Board (“NIRB”) to the Federal Minister of Indian Affairs and Northern Development in August 2006.  The Federal Minister of Indian and Northern Affairs Canada reviewed and concurred with the NIRB recommendation and the Company received a Project Certificate from the NIRB in January 2007.  Upon issuance of the Project Certificate, the processing and issuance of all ancillary permits necessary for construction commenced and the Company started construction of the 110 kilometre all weather access road to Meadowbank.

Financing Activities

Cumberland closed a $100 million bought deal financing in November 2006.  A syndicate of underwriters led by BMO Capital Markets and Raymond James Ltd. and which also included Canaccord Capital Corporation, National Bank Financial Inc., Orion Securities Inc., Genuity Capital Markets, Paradigm Capital Inc. and Research Capital Corporation (collectively, the “Underwriters”) have sold 18,515,000 common shares at a price of Cdn$5.40 per common share for total gross proceeds of Cdn$99,981,000.  The financing included the exercise of the Underwriters over-allotment option to sell 2,415,000 common shares over the original offering of 16,100,000 common shares.  The net proceeds from the offering will be used for development of the Company’s Meadowbank gold project and for general corporate purposes.

In October 2006, Cumberland announced that its wholly-owned subsidiary, Meadowbank Mining Corporation completed a zero cost Gold Loan Protection Program that secures a minimum monetized value of Cdn$254 million for its previously announced 420,000 ounce gold loan facility. Cumberland anticipates that the maximum monetized value of the gold loan facility will be capped between Cdn$275 million and Cdn$285 million. Proceeds from the gold loan facility will be used for the development of Cumberland’s Meadowbank gold project.

In April 2006, Cumberland closed its non-brokered private placement with CMP 2006 Resource Limited Partnership and Canada Dominion Resources 2006 Limited Partnership of 833,333 flow-through common shares at a price of $6.00 per share for aggregate gross proceeds of $5,000,000. The flow-through common shares are subject to a four month hold period.  The gross proceeds from the private placement of flow-through shares will be used for continued exploration of the Company’s Meadowbank gold project and on other eligible properties.

Corporate Developments

In December 2006, the Company completed the previously arranged sale of its Meliadine gold property interests, including its 22% interest in the Meliadine West project and its 50% interest in the Meliadine East project, to Resource Capital Funds for Cdn$23 million.  Cumberland will use the proceeds from the sale to partially finance development and construction activities at the Company’s Meadowbank gold project.

Senior Officer and Management Appointments

Cumberland announced appointments to its growing team of development and operations specialists preparing the Meadowbank project for construction and production.  In November 2006, the Company announced the appointments of Mr. E. R. (Ted) Rutherglen as Vice President, Human Resources, Health and Safety, and Mr. Roy Lindsay as Construction Superintendant.  With over 20 years of senior management experience in human resources, in communities in the Northwest Territories and Nunavut, Mr. Rutherglen will provide Cumberland with solid leadership in all areas of human resources, workplace health and safety and employee wellness.  Mr. Lindsay will be a key component of the Cumberland mine engineering and construction team, having over 30 years of senior operational and construction management experience in mining and heavy construction projects in northern Canada and overseas.

In February 2007, Cumberland announced the appointment of Mr. Don Gove as Superintendant, Materials and Transportation and Mr. Wayne Grudzinski as Safety Superintendant.  Mr. Gove joins Cumberland from the Cantung Mine in the Northwest Territories where he was Superintendant, Materials Management and Mr. Grudzinski comes to Cumberland from the Lupin Mine Operations in Nunavut where he was the Manager of Loss Control and site manager during the recent reclamation phase of the mine.

Development Agreements

Cumberland’s wholly-owned subsidiary Meadowbank Mining Corporation (“MMC”) and the Government of Nunavut (“GN”) have signed a Development Partnership Agreement (“DPA”) with respect to Cumberland’s Meadowbank gold project.  The DPA provides a framework for the GN and MMC to work together and with other stakeholders including the federal and municipal governments and the Kivalliq Inuit Association (“KIA”) to maximize the long term socio-economic benefits of the Meadowbank project to Nunavut.  With this Agreement, MMC is eligible to apply for the GN’s new Fuel Tax Rebate Program for mining companies announced by the GN in the spring of 2006.  A signing ceremony of the Agreement between the MMC and the GN was held in Baker Lake on February 17, 2007.

During early 2006, Cumberland and the Kivalliq Inuit Association signed a comprehensive Inuit Impact and Benefit Agreement (“IIBA”).  As a requirement for development, the IIBA ensures that local employment, training and business opportunities arising from all phases of development, operation and closure of the Meadowbank project are accessible to the Kivalliq Inuit.

Exploration Activities and Resource Increases

The 2006 drill program at Meadowbank was successful in updating the Cannu gold resources and in readying the Cannu gold resources for reserve definition.  The 2006 program was also successful in discovering the Goose South zone.

The Cannu zone, a potentially open pittable high-grade zone of mineralization discovered in 2005, is located immediately north of the proposed Portage open pit, the largest of three proposed open pits at Meadowbank.    The Company completed approximately 5,940 metres of diamond drilling in 46 holes at the Cannu zone during 2006.  The program has been successful in defining four distinct lenses of high grade mineralization (Keel, 305, Core and East lenses) within a shallow, bowl-shaped structure.  Systematic infill and step-out drilling completed during 2006 has been incorporated in an updated Cannu resource estimate.  Highlights of the updated Cannu mineral resource estimate (January 2007) include:

  Inferred mineral resources upgraded to the indicated resource category
  Indicated resource grade approximately 40% higher than Meadowbank reserve grade
  Near surface mineralization should contribute to future open pit expansion
  Majority of indicated resources expected to be converted into open pit reserves
  Potential for Cannu zone to be brought forward in mine plan

An updated resources estimate for the Cannu zone, incorporating mineralization intersected in the 2006 drill program, has been prepared by SRK Consulting (UK) Limited (“SRK”).  The estimate is based on 123 intersections in 57 drill holes and, as with previously released Meadowbank resource estimates, utilizes three dimensional block models interpolated using inverse distance methods and the same cut-off grade.  On this basis, SRK has derived the following Cannu resource estimate (January 2007):

Cannu Zone Mineral Resource (Jan. 2007)4

Category	Tonnes	Grade (g/t)	Ounces
Indicated	490,000	5.9	93,000
Inferred	55,000	6.2	11,000

The 2006 program at Meadowbank was also successful in discovering a new zone of gold mineralization located approximately 400 metres south of the Goose Island deposit.  Drill intersections at the Goose South zone yielded encouraging gold grades over narrow to moderate widths within a similar structural and stratigraphic setting as the Goose Island deposit.  Approximately 2,270 metres of diamond drilling in 12 holes were completed at the Goose South zone during 2006.

With the addition of Cannu zone, mineralization has been defined over a continuous strike length of approximately 2.15 kilometres in the Portage area.  The improved Cannu mineral resource has been included within the Portage deposit and has contributed to an approximate 6.5% increase in the indicated resource estimate at Portage.  To date, approximately 142,000 metres of diamond drilling in 1,042 holes have been completed at Meadowbank.  SRK has updated the Meadowbank resource estimate (January 2007) as follows:

Meadowbank Gold Project

 2007 Mineral Resource (including Cannu Zone) (Jan. 2007)2

Deposit	Category	Tonnes	Grade (g/t)	Ounces
Portage	Measured	2,800,000	5.4	480,000
(including Cannu Zone)	Indicated	9,000,000	5.1	1,460,000
	Sub-Total	11,800,000	5.1	1,940,000
	Inferred	700,000	4.7	100,000
Goose Island	Measured	-	-	-
	Indicated	2,240,000	6.5	470,000
	Sub-Total	2,240,000	6.5	470,000
	Inferred	1,370,000	4.2	190,000
Vault	Measured	-	-	-
	Indicated	8,610,000	3.9	1,080,000
	Sub-Total	8,610,000	3.9	1,080,000
	Inferred	870,000	5.4	150,000
PDF*	Inferred	507,000	4.5	73,000
Total	Measured	2,800,000	5.4	480,000
	Indicated	19,850,000	4.7	3,010,000
	Sub-Total	22,650,000	4.8	3,490,000
	Inferred	3,447,000	4.6	513,000

Note:  Grade rounded to nearest 0.1 g/t.  Numbers may not add due to rounding.

* The PDF inferred mineral resource estimate was prepared by Cumberland.

Meadowbank Gold Project

2005 Open Pit Mineral Reserve (Proven & Probable) (Fourth Quarter 2005)1

(Proven & probable mineral reserves are a subset of measured & indicated resources.)

Category	Ore (t)	Grade (g/t)	Ounces
Proven	3,020,000	4.8	470,000
Probable	18,300,000	4.1	2,420,000
Proven & Probable	21,320,000	4.2	2,890,000

Note:  95% mining recovery and contact dilution applied.

FINANCIAL HIGHLIGHTS

At December 31, 2006, the Company had cash and cash equivalents of $124.4 million as compared to $27.9 million at December 31, 2005.

The Company’s net income for the year ended December 31, 2006 was $9.6 million ($0.17 per share) compared to a net loss in 2005 of $9.7 million ($0.18 per share).  This change in net income (loss) is primarily due to a $22.8 million gain realized on the sale of the Meliadine mineral property interests in 2006 as well as an increase in option receipts and interest income in 2006.  These increases in income were partially offset by increased expenses related to exploration and development of the Meadowbank project, stock-based compensation and other expenses as the level of corporate activity increased in 2006.

The Company had no operating revenues in either 2006 or 2005, as it has not commenced mining operations. In January 2006, the Company received the scheduled annual option payment of $1.5 million from the operator of the Meliadine West joint venture in accordance with an option agreement signed in 1995.  The 2005 option payment was $0.5 million.  In the fourth quarter of 2006, the Company completed the sale of its 22% interest in the Meliadine West joint venture and its 50% interest in the Meliadine East Project for total cash consideration of $23.0 million, resulting in an accounting gain of $22.8 million.

This summary of financial highlights should be read in conjunction with the Company’s audited 2006 consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both of which are available on www.sedar.com.

Cumberland is a well financed mineral development and exploration company which is positioning itself to become a mid-tier gold producer by developing its 100% owned Meadowbank gold project in Nunavut to production.  The shares of Cumberland are traded on the Toronto Stock Exchange and American Stock Exchange under the symbol CLG.

CUMBERLAND RESOURCES LTD.

”Kerry M. Curtis, B.Sc., P.Geo.”
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

1 2005 Meadowbank Gold Reserves (Fourth Quarter 2005) - The open pit mineral reserves have been prepared in accordance with NI 43-101. Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited is the independent Qualified Person responsible for preparation of stated reserves.

2 2007 Meadowbank Gold Resources (January 2007)

  Portage and Cannu Zone (January 2007), Goose Island (Fourth Quarter 2005) and Vault (Fourth Quarter 2005) Resources - The resource estimates were prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

  PDF Resources (August 2000) – The PDF inferred mineral resource estimate was prepared by Cumberland in accordance with standards outlined in National Instrument 43-101 and CIM Standards on Mineral Resources and Reserves (August 2000).  James McCrea, P.Geo., Manager, Mineral Resources for Cumberland, is the Qualified Person under NI 43-101.  PDF deposit resources are not included in the feasibility study of the Meadowbank project.

3 Meadowbank Feasibility Study Due Diligence (December 2005) – As a requirement of bank financing, bank-appointed independent engineers SRK Consulting (UK) (“SRK”) completed a due diligence audit of the Meadowbank feasibility study completed in early 2005 by AMEC Americas Ltd. (“AMEC”). The results from the feasibility study by AMEC are summarized in a Technical Report, dated March 31, 2005, prepared by AMEC in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. (“Merit”). Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. (“Golder”).  Both the SRK and AMEC assumptions include a long term gold price of US$400/oz. and an exchange rate of US$0.75 per Cdn$1.00.

4 Cannu Resource (January 2007) - The inferred mineral resource estimate was prepared in conformance with the requirements set out in NI 43-101 under the direction of Dr. Mike Armitage, Managing Director of SRK Consulting (UK) Limited, who is an independent Qualified Person as defined by NI 43-101.  The Cannu zone resources are not included in the feasibility study of the Meadowbank project.

Forward Looking Statements - This News Release contains “forward looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States, including statements concerning our plans at the Meadowbank Gold Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with our expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of new or updated feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations (including gold, fuel, steel and construction items), currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Annual Information Form filed with the Securities Commissions of the Provinces of British Columbia, Ontario, Quebec and Nova Scotia in our 40F filed with the United States Securities and Exchange Commission (the “SEC”) and with the Toronto Stock Exchange.  Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of gold, that we will receive required permits and access to surface rights, that we can access financing, appropriate equipment and sufficient labour and that the political environment within Nunavut and Canada will continue to support the development of environmentally safe mining projects so that we will be able to commence the development of the Meadowbank Gold Project within the established timetable. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to us or our management, are intended to identify forward looking statements relating to the business and affairs of the Company. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Cautionary Note to U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release such as “measured”, “indicated” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 40-F, which is available from us at Suite 950 – 505 Burrard Street, Vancouver, B.C., V7X 1M4. You can also obtain this form from the SEC’s website at:  http://sec.gov/edgar.shtml.

Cautionary Note to U.S. Investors concerning estimates of Proven and Probable Reserves - The estimates of mineral reserves described in this News Release have been prepared in accordance with Canadian National Instrument 43-101.  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Guide 7.  Accordingly, the Company’s disclosure of mineral reserves in this news release may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources – This news release uses the term “indicated” resources. We advise US Investors that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources – This news release uses the term “inferred” resources. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.